Issuer Free Writing Prospectus dated September 3, 2024

Filed Pursuant to Rule 433

Registration No. 333-277286-01

(Supplementing the Preliminary Prospectus Supplement

dated September 3, 2024 to the Prospectus dated February 22, 2024)

Pacific Gas and Electric Company

PRICING TERM SHEET

$1,000,000,000 Floating Rate First Mortgage Bonds due 2025 (the “Floating Rate Mortgage Bonds”)

$750,000,000 5.900% First Mortgage Bonds due 2054 (the “2054 Mortgage Bonds”)

(all together, the “Mortgage Bonds”)

The information in this pricing term sheet relates to Pacific Gas and Electric Company’s offering of the Mortgage Bonds listed above and should be read together with the preliminary prospectus supplement dated September 3, 2024 (the “Preliminary Prospectus Supplement”) relating to such offering and the accompanying prospectus dated February 22, 2024, including the documents incorporated by reference therein, each filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended, included in the Registration Statement No. 333-277286-01 (as supplemented by such Preliminary Prospectus Supplement, the “Preliminary Prospectus”). The information in this pricing term sheet supplements the Preliminary Prospectus and supersedes the information in the Preliminary Prospectus to the extent inconsistent with the information in the Preliminary Prospectus. Other information (including financial information) presented or incorporated by reference in the Preliminary Prospectus is deemed to have changed to the extent affected by the changes described herein.

Capitalized terms not defined herein are defined as such in the Preliminary Prospectus.

Issuer:	Pacific Gas and Electric Company (the “Company”)

Anticipated Ratings (Moody’s/S&P/Fitch)*:	Baa2 (Positive) / BBB (Stable) / BBB (Positive)

Trade Date:	September 3, 2024

Settlement Date**:	September 5, 2024 (T+2)

Proceeds to the Company:	Approximately $1,738,330,000 (after deducting the underwriting discounts, but before deducting estimated offering expenses payable by the Company).

Use of Proceeds:	The Company expects to use the net proceeds for the repayment of a portion of borrowings outstanding under the Utility Bridge Term Loan Credit Agreement.

Joint Book-Running Managers:	Barclays Capital Inc. J.P. Morgan Securities LLC MUFG Securities Americas Inc. Wells Fargo Securities, LLC

Co-Managers:	BNY Mellon Capital Markets, LLC Blaylock Van, LLC Samuel A. Ramirez & Company, Inc. Siebert Williams Shank & Co., LLC

Terms Applicable to the Floating Rate Mortgage Bonds

Aggregate Principal Amount Offered:	$1,000,000,000

Issue Price:	100.000%, plus accrued interest, if any, from September 5, 2024

Maturity Date:	September 4, 2025

Interest Payment Dates:	Interest on the Floating Rate Mortgage Bonds will be payable quarterly in arrears on March 4, June 4, September 4 and December 4 of each year, commencing on December 4, 2024, subject to adjustment as provided in the Preliminary Prospectus Supplement if any such date is not a business day, and at maturity.

Interest Period:	The period commencing on any Floating Rate Interest Payment Date (or, with respect to the initial Interest Period only, commencing on the initial issue date) to, but excluding, the next succeeding Floating Rate Interest Payment Date and, in the case of the last such period, the period from and including the Floating Rate Interest Payment Date immediately preceding the maturity date to, but excluding, the maturity date.

Initial Interest Rate:	The Calculation Agent will calculate the amount of accrued interest payable on the Floating Rate Mortgage Bonds by multiplying (i) the outstanding principal amount of the Floating Rate Mortgage Bonds by (ii) the product of (a) the interest rate for the relevant Interest Period multiplied by (b) the quotient of the actual number of calendar days in such Interest Period divided by 360. In no event will the interest rate on the Floating Rate Mortgage bonds be less than zero.

Observation Period:	In respect of each Interest Period, the period from, and including, the date that is two United States Government Securities Business Days preceding the first date in such Interest Period to, but excluding, the date that is two United States Government Securities Business Days preceding the Floating Rate Interest Payment Date for such Interest Period (or in the final Interest Period, preceding the maturity date).

Day Count Convention:	Actual number of days in the Interest Period/360

Interest:	The Floating Rate Mortgage Bonds will bear interest at a rate per annum equal to Compounded SOFR, plus 0.95% (95 basis points) (as further described in the Preliminary Prospectus under “—Description of the Mortgage Bonds”).

Interest Payment Determination Dates:	The day that is two United States Government Securities Business Days before each Floating Rate Interest Payment Date.

Regular Record Dates:	The close of business on (i) the business day immediately preceding such Floating Rate Interest Payment Date so long as all of the Floating Rate Mortgage Bonds remain in book-entry only form or (ii) the fifteenth calendar day immediately preceding such Floating Rate Interest Payment Date (whether or not a business day) if any of the Floating Rate Mortgage Bonds do not remain in book-entry only form.

Optional Redemption:	The Floating Rate Mortgage Bonds are not subject to optional redemption.

CUSIP / ISIN:	694308 KS5 / US694308KS54

Terms Applicable to the 2054 Mortgage Bonds

Aggregate Principal Amount Offered:	$750,000,000

Issue Price:	99.519%, plus accrued interest, if any, from September 5, 2024

Maturity Date:	October 1, 2054

Interest:	5.900% per annum

Interest Payment Dates:	Payable semi-annually in arrears on April 1 and October 1 of each year, commencing on April 1, 2025

Regular Record Dates:	The close of business on (i) the business day immediately preceding such interest payment date so long as all of the 2054 Mortgage Bonds remain in book-entry only form or (ii) the March 15 and September 15 immediately preceding such interest payment date (whether or not a business day) if any of the 2054 Mortgage Bonds do not remain in book-entry only form.

Benchmark Treasury:	4.625% due May 15, 2054

Benchmark Treasury Price:	108-11

Benchmark Treasury Yield:	4.134%

Spread to Benchmark Treasury:	+180 basis points

Re-Offer Yield:	5.934%

Optional Redemption:

Prior to April 1, 2054 (six months prior to the maturity date of the 2054 Mortgage Bonds) (the “Par Call Date”), the Company may redeem the 2054 Mortgage Bonds at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of the principal amount and rounded to three decimal places) equal to the greater of:

(1)(a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the 2054 Mortgage Bonds matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 30 basis points, less (b) interest accrued to, but excluding, the date of redemption; and

(2) 100% of the principal amount of the 2054 Mortgage Bonds to be redeemed,

plus, in either case, accrued and unpaid interest thereon to, but excluding, the redemption date.

On or after the Par Call Date, the Company may redeem the 2054 Mortgage Bonds, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the 2054 Mortgage Bonds being redeemed plus accrued and unpaid interest thereon to, but excluding, the redemption date.

CUSIP / ISIN:	694308 KT3 / US694308KT38

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
**

Note: It is expected that delivery of the mortgage bonds will be made against payment for the mortgage bonds on or about September 5, 2024, which is the second business day following the date hereof (such settlement cycle being referred to as “T+2”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the mortgage bonds on the date hereof will be required, by virtue of the fact that the mortgage bonds initially will settle in T+2, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the mortgage bonds who wish to trade the mortgage bonds during the period described above should consult their own advisors.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting each of: Barclays Capital Inc. at 1-888-603-5847, J.P. Morgan Securities LLC at 1-212-834-4533, MUFG Securities Americas Inc. at 1-877-649-6848, or Wells Fargo Securities, LLC at 1-800-645- 3751.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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